The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion dated July 27, 2026

July , 2026	Registration Statement Nos. 333-293684 and 333-293684-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF due July 30, 2032

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

●The notes are designed for investors who seek an uncapped return of at least 1.40 times any appreciation of the iShares® MSCI EAFE ETF, at maturity.

●Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal amount at maturity.

●The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●Minimum denominations of $1,000 and integral multiples thereof

●The notes are expected to price on or about July 28, 2026 (the “Pricing Date”) and are expected to settle on or about July 30, 2026. The Strike Value has been determined by reference to the closing price of one share of the Fund on July 27, 2026 and not by reference to the closing price of one share of the Fund on the Pricing Date.

●CUSIP: 46661KYR3

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	—	$1,000
Total		$—	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) All sales of the notes will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $980.00 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $950.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 3-I dated April 17, 2026, underlying supplement no. 1-I dated April 17, 2026, the prospectus and prospectus supplement, each dated April 17, 2026

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The iShares® MSCI EAFE ETF (Bloomberg ticker: EFA)

Upside Leverage Factor: At least 1.40 (to be provided in the pricing supplement)

Barrier Amount: 80.00% of the Strike Value, which is $83.128

Strike Date: July 27, 2026

Pricing Date: On or about July 28, 2026

Original Issue Date (Settlement Date): On or about July 30, 2026

Observation Date*: July 27, 2032

Maturity Date*: July 30, 2032

* Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of an acceleration event as described under “General Terms of Notes — Consequences of an Acceleration Event” in the accompanying product supplement and “Selected Risk Considerations — We May Accelerate Your Notes If an Acceleration Event Occurs” in this pricing supplement

Payment at Maturity:

If the Final Value is greater than the Strike Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)

If the Final Value is equal to the Strike Value or is less than the Strike Value but greater than or equal to the Barrier Amount, you will receive the principal amount of your notes at maturity.

If the Final Value is less than the Barrier Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the Final Value is less than the Barrier Amount, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Fund Return:

(Final Value – Strike Value)
Strike Value

Strike Value: The closing price of one share of the Fund on the Strike Date, which was $103.91. The Strike Value is not the closing price of one share of the Fund on the Pricing Date.

Final Value: The closing price of one share of the Fund on the Observation Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Strike Date.  The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund.  See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical total return and payment at maturity on the notes linked to a hypothetical Fund. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns and payments set forth below assume the following:

●a Strike Value of $100.00;

●an Upside Leverage Factor of 1.40; and

●a Barrier Amount of $80.00 (equal to 80.00% of the hypothetical Strike Value).

The hypothetical Strike Value of $100.00 has been chosen for illustrative purposes only and does not represent the actual Strike Value. The actual Strike Value is the closing price of one share of the Fund on the Strike Date and is specified under “Key Terms –  Strike Value” in this pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Fund Return	Total Return on the Notes	Payment at Maturity
$180.00	80.00%	112.00%	$2,120.00
$170.00	70.00%	98.00%	$1,980.00
$160.00	60.00%	84.00%	$1,840.00
$150.00	50.00%	70.00%	$1,700.00
$140.00	40.00%	56.00%	$1,560.00
$130.00	30.00%	42.00%	$1,420.00
$120.00	20.00%	28.00%	$1,280.00
$110.00	10.00%	14.00%	$1,140.00
$105.00	5.00%	7.00%	$1,070.00
$101.00	1.00%	1.40%	$1,014.00
$100.00	0.00%	0.00%	$1,000.00
$95.00	-5.00%	0.00%	$1,000.00
$90.00	-10.00%	0.00%	$1,000.00
$85.00	-15.00%	0.00%	$1,000.00
$80.00	-20.00%	0.00%	$1,000.00
$79.99	-20.01%	-20.01%	$799.90
$70.00	-30.00%	-30.00%	$700.00
$60.00	-40.00%	-40.00%	$600.00
$50.00	-50.00%	-50.00%	$500.00
$40.00	-60.00%	-60.00%	$400.00
$30.00	-70.00%	-70.00%	$300.00
$20.00	-80.00%	-80.00%	$200.00
$10.00	-90.00%	-90.00%	$100.00
$0.00	-100.00%	-100.00%	$0.00
PS-2 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

The following graph demonstrates the hypothetical payments at maturity on the notes for a sub-set of Fund Returns detailed in the table above (-50% to 50%). There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

Note Performance
Fund Performance
Payment at Maturity
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Fund Return

How the Notes Work

Upside Scenario:

If the Final Value is greater than the Strike Value, investors will receive at maturity the $1,000 principal amount plus a return equal to the Fund Return times the Upside Leverage Factor of at least 1.40.

●Assuming a hypothetical Upside Leverage Factor of 1.40, if the closing price of one share of the Fund increases 10.00%, investors will receive at maturity a return of 14.00%, or $1,140.00 per $1,000 principal amount note.

Par Scenario:

If the Final Value is equal to the Strike Value or is less than the Strike Value but greater than or equal to the Barrier Amount of 80.00% of the Strike Value, investors will receive at maturity the principal amount of their notes.

Downside Scenario:

If the Final Value is less than the Barrier Amount of 80.00% of the Strike Value, investors will lose 1% of the principal amount of their notes for every 1% that the Final Value is less than the Strike Value.

●For example, if the closing price of one share of the Fund declines 60.00%, investors will lose 60.00% of their principal amount and receive only $400.00 per $1,000 principal amount note at maturity.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

●YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal. If the Final Value is less than the Barrier Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Strike Value. Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

●CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

PS-3 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

●AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.

●THE BENEFIT PROVIDED BY THE BARRIER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE —
If the Final Value is less than the Barrier Amount, the benefit provided by the Barrier Amount will terminate and you will be fully exposed to any depreciation of the Fund.

●POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

●THE NOTES DO NOT PAY INTEREST.

●YOU WILL NOT RECEIVE DIVIDENDS ON THE FUND OR THE SECURITIES HELD BY THE FUND OR HAVE ANY RIGHTS WITH RESPECT TO THE FUND OR THOSE SECURITIES.

●THE RISK OF THE CLOSING PRICE OF ONE SHARE OF THE FUND FALLING BELOW THE BARRIER AMOUNT IS GREATER IF THE PRICE OF ONE SHARE OF THE FUND IS VOLATILE.

●THERE ARE RISKS ASSOCIATED WITH THE FUND —
The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund and, consequently, the value of the notes.

●THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND’S UNDERLYING INDEX AS WELL AS THE NET ASSET VALUE PER SHARE —
The Fund does not fully replicate its Underlying Index (as defined under “The Fund” below) and may hold securities different from those included in its Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Index. In addition, corporate actions with respect to the equity securities underlying the Fund (such as mergers and spin-offs) may impact the variance between the performances of the Fund and its Underlying Index. Finally, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.
During periods of market volatility, securities underlying the Fund may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

●NON-U.S. SECURITIES RISK —
The non-U.S. equity securities held by the Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the home countries and/or the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, with respect to equity securities that are not listed in the U.S., there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

●THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —
Because the prices of the equity securities held by the Fund are converted into U.S. dollars for purposes of calculating the net asset value of the Fund, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities held by the Fund trade. Your net exposure will depend on the extent to which those currencies strengthen or weaken against the U.S. dollar and the relative weight of equity securities held by the Fund denominated in each of those currencies. If, taking into account the relevant weighting, the U.S. dollar strengthens against those currencies, the price of the Fund will be adversely affected and any payment on the notes may be reduced.

PS-4 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

●THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —
The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

●WE MAY ACCELERATE YOUR NOTES IF AN ACCELERATION EVENT OCCURS —
Upon the announcement or occurrence of an acceleration event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined by the calculation agent in good faith and in a commercially reasonable manner by reference to the values of any fixed-income debt component and any derivatives underlying the economic terms of the notes as of the date of the notice of acceleration. An acceleration event means a Fund is delisted, liquidated or otherwise terminated and the calculation agent determines, in its sole discretion, that no successor fund is available. If the payment on your notes is accelerated, your investment may result in a loss, and you may not be able to reinvest your money in a comparable investment. Please see “The Underlyings — Funds — Discontinuation or Modification of a Fund” in the accompanying product supplement for more information.

●LACK OF LIQUIDITY —
The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

●THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —
You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Upside Leverage Factor.

●THE TAX DISCLOSURE IS SUBJECT TO CONFIRMATION —
The information set forth under “Tax Treatment” in this pricing supplement remains subject to confirmation by our special tax counsel following the pricing of the notes. If that information cannot be confirmed by our tax counsel, you may be asked to accept revisions to that information in connection with your purchase. Under these circumstances, if you decline to accept revisions to that information, your purchase of the notes will be canceled.

●THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude projected hedging profits, if any, estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

PS-5 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

●SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

The Fund

The iShares® MSCI EAFE ETF is an exchange-traded fund of iShares® Trust, a registered investment company, that seeks to track the investment results, before fees and expenses, of an index composed of large- and mid-capitalization developed market equities, excluding the United States and Canada, which we refer to as the Underlying Index with respect to the iShares® MSCI EAFE ETF. The Underlying Index with respect to the iShares® MSCI EAFE ETF is currently the MSCI EAFE® Index. The MSCI EAFE® Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of the large- and mid-cap segments of certain developed markets, excluding the United States and Canada. For additional information about the iShares® MSCI EAFE ETF, see “Fund Descriptions — The iShares® ETFs” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 8, 2021 through July 24, 2026. The closing price of one share of the Fund on July 27, 2026 was $103.91. We obtained the closing prices above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Observation Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount.

Historical Performance of the iShares® MSCI EAFE ETF Source: Bloomberg

PS-6 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

Tax Treatment

You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement.  We expect to ask our special tax counsel to provide an opinion substantially consistent with the following discussion at pricing.

Based on current market conditions, it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “United States Federal Taxation—Tax Consequences to U.S. Holders—Program Securities Treated as Prepaid Financial Contracts That are Open Transactions” in the accompanying prospectus supplement.  Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  The notes could be treated (in whole or in part) as “constructive ownership transactions” within the meaning of Section 1260 of the Code, in which case all or a portion of any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over your holding period for the notes.  We do not expect our special tax counsel to be in a position to express an opinion with respect to whether the constructive ownership rules apply to the notes.  Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect the treatment of the notes described above, in which case the timing and character of any income or loss on your notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, we expect that Section 871(m) will not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

PS-7 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with structuring and hedging the notes are included in the original issue price of the notes. These costs include the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Payout Profile” and “How the Notes Work” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes and plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

PS-8 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Product supplement no. 3-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf

●Underlying supplement no. 1-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045209/ea0285802-11_424b2.pdf

●Prospectus supplement and prospectus, each dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-9 | Structured Investments Uncapped Accelerated Barrier Notes Linked to the iShares® MSCI EAFE ETF